UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A
                              (Amendment No. 10)*



                   INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO 13d-1(a) AND AMENDMENTS
                      THERETO FILED PURSUANT TO 13d-2(a)

                              EMERSON RADIO CORP.
------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   291087203
------------------------------------------------------------------------------
                                (CUSIP Number)

                            Ruby Lee Yen Kee, Esq.
                           Managing Director, Legal
                          The Grande Holdings Limited
                              8 Commonwealth Lane
                              The Grande Building
                               Singapore 149555
                               011-65-6476-6686
------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 7, 2007
------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                        (Continued on following pages)

-------------------------------------------------------------------------------
                      291087203                      SCHEDULE 13D
CUSIP No.
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        S&T International Distribution Ltd
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) |_|
                                                                 (b) |_|
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF, BK
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(D) OR 2(E)                                |_|

-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        British Virgin Islands
-------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
NUMBER OF
                                        NONE
SHARES                       --------------------------------------------------
                                8       SHARE VOTING POWER
BENEFICIALLY
                                        10,000,000 shares of Common Stock.
OWNED BY                     --------------------------------------------------
                                9       SOLE DISPOSITIVE POWER
EACH REPORTING
                                        NONE
PERSON WITH                  --------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        10,000,000 shares of Common Stock.
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

        10,000,000 shares of Common Stock.
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                |_|
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        36.91%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                      291087203                      SCHEDULE 13D
CUSPID No.
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        Grande N.A.K.S. Ltd
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) |_|
                                                                 (b) |_|
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF, BK
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(D) OR 2(E)                                |_|
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        British Virgin Islands
-------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
NUMBER OF
                                        NONE
SHARES                       --------------------------------------------------
                                8       SHARE VOTING POWER
BENEFICIALLY
                                        10,000,000 shares of Common Stock.
OWNED BY                     --------------------------------------------------
                                9       SOLE DISPOSITIVE POWER
EACH REPORTING
                                        NONE
PERSON WITH                  --------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        10,000,000 shares of Common Stock.
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

        10,000,000 shares of Common Stock.
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                 |_|
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        36.91%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                      291087203                      SCHEDULE 13D
CUSPID No.
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        The Grande Holdings Limited
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) |_|
                                                                 (b) |_|
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC, BK
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(D) OR 2(E)                                |_|
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Bermuda
-------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
NUMBER OF
                                        NONE
SHARES                       --------------------------------------------------
                                8       SHARE VOTING POWER
BENEFICIALLY
                                        13,780,600 shares of Common Stock.
OWNED BY                     --------------------------------------------------
                                9       SOLE DISPOSITIVE POWER
EACH REPORTING
                                        NONE
PERSON WITH                  --------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        13,780,600 shares of Common Stock.
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

        13,780,600 shares of Common Stock.
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                |_|
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        50.87%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                      291087203                      SCHEDULE 13D
CUSPID No.
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        The Grande Group Limited
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) |_|
                                                                 (b) |_|
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(D) OR 2(E)                                |_|
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Singapore
-------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
NUMBER OF
                                        NONE
SHARES                       --------------------------------------------------
                                8       SHARE VOTING POWER
BENEFICIALLY
                                        3,780,600 shares of Common Stock.
OWNED BY                     --------------------------------------------------
                                9       SOLE DISPOSITIVE POWER
EACH REPORTING
                                        NONE
PERSON WITH                  --------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,780,600 shares of Common Stock.
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

        3,780,600 shares of Common Stock.
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                               |_|
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        13.955%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                      291087203                      SCHEDULE 13D
CUSPID No.
-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        Christopher Ho Wing On
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) |_|
                                                                 (b) |_|
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        AF BK
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(D) OR 2(E)                                |_|
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Singapore
-------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
NUMBER OF
                                        NONE
SHARES                       --------------------------------------------------
                                8       SHARE VOTING POWER
BENEFICIALLY
                                        13,780,600 shares of Common Stock.
OWNED BY                     --------------------------------------------------
                                9       SOLE DISPOSITIVE POWER
EACH REPORTING
                                        NONE
PERSON WITH                  --------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        13,780,600 shares of Common Stock.
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

        13,780,600 shares of Common Stock.
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                               |_|
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        50.87%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
-------------------------------------------------------------------------------

         This statement on Schedule 13D/A (the "Statement") amends and restates the Schedule 13D relating to shares of Common Stock (the "Common Stock"), of Emerson Radio Corp. (the "Emerson"), as originally filed with the Securities and Exchange Commission (the "SEC") on December 15, 2005 (the "Initial Statement") by The Grande Holdings Limited ("Grande Holdings"), Grande N.A.K.S. Ltd. ("N.A.K.S."), S&T International Distribution Ltd. ("S&T"), The Grande Group Limited ("GGL") and Mr. Christopher Ho Wing On ("Mr. Ho" and, together with Grande Holdings, N.A.K.S., S&T and GGL, the "Reporting Persons"), as amended by Amendment No.1, dated March 7, 2006 ("Amendment No.1"), Amendment No.2, dated May 9, 2006 ("Amendment No.2"), Amendment No.3, dated May 25, 2006 ("Amendment No.3"), Amendment No.4, dated June 15, 2006 ("Amendment No.4"), Amendment No.5, dated July 7, 2006 ("Amendment No.5"), Amendment No.6, dated July 28, 2006 ("Amendment No.6"), Amendment No.7, dated August 10, 2006 ("Amendment No.7"), Amendment No. 8, dated September 19, 2006 ("Amendment No. 8") and Amendment No. 9, dated November 8, 2006 ("Amendment No. 9" and together with the Initial Statement, Amendment No.1, Amendment No.2, Amendment No.3, Amendment No.4, Amendment No.5, Amendment No.6, Amendment No. 7 and Amendment No.8, the "Previous Filings"), all filed by the Reporting Persons.


ITEM 1.  SECURITY AND ISSUER.

         This Statement is filed with respect to the Common Stock of Emerson, a Delaware corporation. The address of Emerson is Nine Entin Road, Parsippany, New Jersey 07054-0430.


ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed on behalf of each of the following Reporting
Persons:

         (a) Grande Holdings, a Bermuda corporation engaged in manufacturing, sale and distribution of audio, video and other consumer electronics and digital products, the executive offices of which are located at 12th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong;

         (b) N.A.K.S., a British Virgin Islands corporation engaged in purchasing, selling or holding of securities or other investments, the executive offices of which are located at 8 Commonwealth Lane, The Grande Building, Singapore 149555;

         (c) S&T, a British Virgin Islands corporation engaged in purchasing, selling or holding of securities or other investments, the executive offices of which are located at 8 Commonwealth Lane, The Grande Building, Singapore 149555;

         (d) GGL, a Singapore corporation engaged in purchasing, selling or holding of securities or other investments), the executive offices of which are located at 8 Commonwealth Lane, The Grande Building, Singapore 149555;

         (e) Mr. Ho, a citizen of Canada. Mr. Ho's business address is 8 Commonwealth Lane, The Grande Building, Singapore 149555. Mr. Ho is the President and Group Chief Executive of Grande Holdings.

         Each of the Reporting Persons is party to that certain Joint Filing Agreement attached hereto as Exhibit 1. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

         As of the date of this Statement, S&T has the direct power to vote and direct the disposition of the 10,000,000 shares of Emerson's Common Stock held by it (the "Original Shares"). GGL has the direct power to vote and direct the disposition of 3,780,600 shares of Emerson's Common Stock held by it (the "Additional Shares" and together with the Original Shares, the "Shares"). As the sole parent of S&T, N.A.K.S. has the indirect power to vote and dispose of the Original Shares held for the account of S&T. As the sole parent of N.A.K.S. and the sole parent of GGL, Grande Holdings has the indirect power to vote and dispose of the Shares held for the account of S&T and GGL. As the owner of approximately 67% of the share capital of Grande Holdings, Barrican Investments Corporation ("Barrican") has the indirect power to vote and dispose of the Shares held for the account of S&T and GGL. As the sole parent of Barrican, The Grande International Holdings Ltd ("Grande International") has the indirect power to vote and dispose of the Shares held for the account of S&T and GGL. As the sole owner of Grande International, the Ho Family Trust has the indirect power to vote and dispose of the Shares held for the account of S&T and GGL. As the sole beneficiary of the Ho Family Trust, Mr. Ho has the indirect power to vote and dispose of the Shares held for the account of S&T and GGL. In such capacities, Grande Holdings, N.A.K.S. and Mr. Ho may be deemed to be the beneficial owners of the Shares held for the account of S&T and GGL.

         Set forth on Annex A to this Statement is a chart setting forth, with respect to each executive officer, director and controlling person of a Reporting Person, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

         During the last five years, no Reporting Person nor any person listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any persons listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 5, 2005, S&T purchased from a stockholder of Emerson pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") 10,000,000 shares of Common Stock (i.e., the Original Shares) for $26 million in cash and a convertible debenture issued by Grande Holdings with a face value of $26 million (the "Consideration").

         The source of the funds that S&T used to pay the cash component of the purchase price was (1) Grande Holdings' working capital/cash on hand and
(2) a term loan facility provided by ABN AMRO Bank N.V., Hong Kong Branch in the amount of US$26 million, under a facility agreement entered into by S&T, Grande Holdings and ABN AMRO Bank N.V., Hong Kong Branch (the "Term Loan Facility"). Grande Holdings guaranteed all of S&T's obligations under the term loan facility. As additional security for its obligations, S&T (1) pledged and granted to ABN AMRO a security interest in the Acquired Shares, and (2) assigned to ABN AMRO, by way of fixed security with first-ranking priority, enforceable upon an event of default, all of its rights under the Stock Purchase Agreement. The Term Loan Facility has been paid in full, and the security created by the Assignment of Acquisition Agreement (listed as Exhibit 6 hereto) and the Pledge Agreement (listed as Exhibit 7 hereto) has been discharged and such agreements have been terminated.

         Since December 5, 2005, GGL acquired in open market purchases the Additional Shares, 3,780,600 shares of Common Stock. The source of funds to acquire the Additional Shares was the working capital of GGL. The total purchase price for the shares acquired since December 5, 2005 was approximately US$12,275,595.00. None of Mr. Ho, Grande Holdings nor N.A.K.S. directly owns any Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of Common Stock beneficially owned by the Reporting Persons were acquired as described in Item 3 and Item 6. The information set forth in Item 3 and Item 6 is hereby incorporated by reference into this Item 4.

         On December 9, 2005, Mr. Michael Andrew Barclay Binney, a director of N.A.K.S. and Grande Holdings, was elected to the Board of Directors of Emerson at the annual meeting of Emerson's shareholders. On March 30, 2006, the Board of Directors of Emerson appointed Adrian Ma as the Chairman of the Board and CEO of Emerson (Mr. Ma served as the Chairman of the Board until July 28,
2006). Mr. Ma is also a director of N.A.K.S. and Grande Holdings. On July 28, 2006, the Board of Directors of Emerson appointed Mr. Ho as the Chairman of the Board of Emerson. Mr. Ho is also a director of N.A.K.S. and the Chairman of Grande Holdings. On March 30, 2006, the Board of Directors of Emerson appointed Greenfield Pitts as a director on the Board of Emerson. Mr. Pitts is a consultant for Grande Holdings. As directors of Emerson, Messrs. Ho, Binney, Ma, and Pitts have influence over the corporate activities of Emerson, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

         On November 8, 2006, The Grande (Nominees) Ltd., a wholly owned subsidiary of Grande Holdings, made a proposal (the "Proposal"; the Proposal was filed hereunder as Exhibit 8, which is incorporated herein by reference from Amendment No. 9) to Emerson to sell to a wholly-owned non-U.S. subsidiary of Emerson 51% of the outstanding share capital of Capetronic Group, Ltd., an indirectly wholly-owned subsidiary of Grande Holdings, which owns and operates, through various subsidiaries, the consumer electronics manufacturing operations of Grande Holdings. The Proposal, by its terms, called for a closing of the transaction no later than December 31, 2006. That objective has not been achieved. After careful consideration, The Grande (Nominees) Ltd. decided to allow the Proposal to lapse and not to extend it at the present time. However, The Grande (Nominees) Ltd. reserved the right to make (and indeed currently anticipates making) a similar proposal to Emerson in the future. The Reporting Persons further reserve the right to change their intentions and plans at any time with regard to any such proposal.

         The Reporting Persons believe they may now be deemed to be in a position to exercise influence over the management and corporate activities of Emerson, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons continuously evaluate developments affecting Emerson, Emerson's businesses and prospects, other investment and business opportunities available to the Reporting Persons, the prevailing general stock market, economic and other conditions, including in particular the price and availability of shares of Common Stock, tax considerations and all other factors deemed relevant in determining whether to increase or to decrease the size of the Reporting Persons' investment in Emerson. At any time, the Reporting Persons may seek to acquire more shares of Common Stock of Emerson, or some or all of the shares of Common Stock beneficially owned by any of the Reporting Persons may be sold, in either case through open market sales or purchases, in privately-negotiated transactions or otherwise.

         As part of the ongoing evaluation of this investment and investment alternatives, each Reporting Person may consider advancing any option available to it, including those actions set forth in clauses (a) through (j) of Item 4 and, subject to applicable law, each Reporting Person may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of Emerson, other shareholders of Emerson or other third parties regarding such matters.

         Except as indicated in this Schedule 13D, none of the Reporting Persons or, to the best of their knowledge, any of the other persons identified on Annex A to this Statement, currently has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         S&T is the record owner of the Original Shares and GGL is the record owner of the Additional Shares. As the sole stockholder of S&T, N.A.K.S. may be deemed to own beneficially the Original Shares. As the sole stockholder of N.A.K.S and GGL, Grande Holdings may be deemed to own beneficially the Shares. Mr. Ho has a beneficial interest in approximately 67% of the capital stock of Grande Holdings. By virtue of such interest and his position with Grande Holdings, Mr. Ho may be deemed to have power to vote and power to dispose of the Shares beneficially held by Grande Holdings.

      (a) N.A.K.S. and S&T may be deemed to own beneficially 36.91% of the Common Stock of Emerson, which percentage is calculated based upon: 27,089,832 shares of Common Stock reported to be outstanding as of November 10, 2006. Grande Holdings and Mr. Ho may be deemed to own beneficially 50.87% of the Common Stock of Emerson. GGL may be deemed to own beneficially 13.955% of the Common Stock of Emerson. Each of the Reporting Persons, except for S&T with respect to the Original Shares and GGL with respect to the Additional Shares, disclaims beneficial ownership of the Shares.

      (b)   Regarding the number of shares as to which such person has:

            i. sole power to vote or to direct the vote: 0 shares for each Reporting Person.

            ii. shared power to vote or to direct the vote: 13,780,600 shares for each Reporting Person.

            iii. sole power to dispose or to direct the disposition: 0 shares for each Reporting Person.

            iv.   shared power to dispose or to direct the disposition:
                  13,780,600 shares for each Reporting Person.

      (c) There have been no transactions with respect to the Common Stock since September 13, 2006 by any of the Reporting Persons.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Stock beneficially owned by any of the Reporting Persons.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Certain Reporting Persons are parties to the contracts filed hereunder as Exhibits 2-8. Exhibits 2-7 are incorporated herein by reference from the Initial Statement. Exhibit 8 is incorporated herein by reference from Amendment No. 9. The contracts listed in Exhibits 3 and 5 have been fully performed, and the contracts listed in Exhibits 6 and 7 have been terminated. The Stock Purchase Agreement has been fully performed, except for confidentiality and public announcements covenants, which remain in effect. The Proposal has lapsed, as described in Exhibit 9.

         Michael Andrew Barclay Binney currently holds options to purchase 8,333 shares of Common Stock, which are currently exercisable. In addition, Mr. Binney holds options to purchase 16,667 shares of Common Sock, 8,333 of which will be exercisable in December 2007, and the balance of which will be exercisable in December 2008.

         In addition, Greenfield Pitts holds options to purchase 25,000 shares of Common Stock, 8,333 of which will be exercisable in November 2007, 8,333 in November 2008, and the balance of which will be exercisable in November 2009.

         Except as described or incorporated by reference above, as of the date hereof none of the Reporting Persons nor, to the best of the knowledge of the Reporting Persons, any of the individuals named in Annex A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


     Exhibit 1: Joint Filing Agreement, dated February 7, 2007 by and among Grande Holding, N.A.K.S., S&T and Mr. Ho.

     Exhibit 2: Agreement for the Sale and Purchase of Certain Shares in Emerson Radio Corp., dated as of August 20, 2005, between Mr. Jurick and S&T ("Stock Purchase Agreement").

     Exhibit 3: Supplemental Agreement to the Stock Purchase Agreement, dated as of September 28, 2005, between Mr. Jurick and S&T.

     Exhibit 4: Convertible Debenture dated December 5, 2005 issued by Grande Holdings in favor of Mr. Jurick.

     Exhibit 5: Facility Agreement, dated August 22, 2005 among S&T, Grande Holdings and ABN AMRO Bank N.V., Hong Kong Branch.

     Exhibit 6: Assignment of Acquisition Agreement, dated August 22, 2005 between S&T and ABN AMRO Bank N.V., Hong Kong Branch.

     Exhibit 7: Pledge Agreement, dated August 22, 2005 between S&T and ABN AMRO Bank N.V., Hong Kong Branch.

     Exhibit 8: Proposal for the purchase by a non-U.S. subsidiary of Emerson Radio of the consumer electronics manufacturing operations of the Capetronic Group.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2007




/s/ Christopher Ho Wing On
-----------------------------
CHRISTOPHER HO WING ON



THE GRANDE HOLDINGS LIMITED


By:  /s/ Christopher Ho Wing On
--------------------------------
Name:   Christopher Ho Wing On
Title:  Director



THE GRANDE GROUP LIMITED


By:  /s/ Ruby Lee Yen Kee
---------------------------------
Name:   Ruby Lee Yen Kee
Title:  Director



GRANDE N.A.K.S. LTD.


By:   /s/ Christopher Ho Wing On
-----------------------------------
Name:   Christopher Ho Wing On
Title:  Director



S&T INTERNATIONAL DISTRIBUTION LTD.


By:   /s/ Grande N.A.K.S. Ltd. by Christopher Ho Wing On
---------------------------------
Name:   Grande N.A.K.S. Ltd.
Title:  Director

                                    ANNEX A


      Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of Grande Holdings. The principal address of each individual listed below, unless otherwise indicated below, is the current business address for Grande Holdings (8 Commonwealth Lane, The Grande Building, Singapore 149555).


-----------------------------------------------------------------------------------------------------------------
  Name and Business            Position with Reporting         Present Principal               Citizenship
       Address                          Person                  Occupation or
                                                                  Employment
-----------------------------------------------------------------------------------------------------------------
Christopher Ho Wing-On          Director of The Grande       Group Chief Executive        Canadian
                                Holdings Limited
-----------------------------------------------------------------------------------------------------------------
Michael Andrew Barclay Binney   Director of The Grande       Group Executive              British
                                Holdings Limited
-----------------------------------------------------------------------------------------------------------------
Adrian Ma Chi Chiu              Director of The Grande       Group Executive              British
                                Holdings Limited
-----------------------------------------------------------------------------------------------------------------
Lam Chuck Fai                   Director of The Grande       Group Executive              British
                                Holdings Limited
-----------------------------------------------------------------------------------------------------------------
Paul Law Kwok Fai               Director of The Grande       Group Executive              British
                                Holdings Limited
-----------------------------------------------------------------------------------------------------------------
Christine Asprey Lai Shan       Director of The Grande       Group Executive              British
                                Holdings Limited
-----------------------------------------------------------------------------------------------------------------
Herbert Tsoi Hak Kong           Director of The Grande       Solicitor, Herbert Tsoi &    British
Room 602, Aon China Building,   Holdings Limited             Partners
29 Queen's Road Central, Hong
Kong
-----------------------------------------------------------------------------------------------------------------
Johnny Lau Wing Hung            Director of The Grande       Chairman, Jacobson Medical   Singaporean
15/F, China Trade Centre,       Holdings Limited             (HK) Ltd
No.122-124 Wai Yip Street,
Kwun Tong, Kowloon, Hong Kong
-----------------------------------------------------------------------------------------------------------------
Martin Ian Wright               Director of The Grande       Consultant, China            British
604 The Broadway                Holdings Limited             Manufacturing Solutions
54-62 Lockhart Road                                          Limited
Wanchai, Hong Kong

-----------------------------------------------------------------------------------------------------------------


      Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of N.A.K.S. The principal address of each individual listed below, unless otherwise indicated below, is the current business address for N.A.K.S. (8 Commonwealth Lane, The Grande Building, Singapore 149555).


-----------------------------------------------------------------------------------------------------------------
  Name and Business              Position with Reporting         Present Principal           Citizenship
       Address                            Person                   Occupation or
                                                                     Employment
-----------------------------------------------------------------------------------------------------------------

                                      14

-----------------------------------------------------------------------------------------------------------------
The Grande Holdings Limited     Controlling Shareholder      N/A                          Bermuda
-----------------------------------------------------------------------------------------------------------------
Christopher Ho Wing-On          Director of Grande           Group Chief Executive        Canadian
                                N.A.K.S. Ltd
-----------------------------------------------------------------------------------------------------------------
Michael Andrew Barclay Binney   Director of Grande           Group Executive              British
                                N.A.K.S. Ltd
-----------------------------------------------------------------------------------------------------------------
Adrian Ma Chi Chiu              Director of Grande           Group Executive              British
                                N.A.K.S. Ltd
-----------------------------------------------------------------------------------------------------------------


      Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of S&T. The principal address of each individual listed below, unless otherwise indicated below, is the current business address for S&T (8 Commonwealth Lane, The Grande Building, Singapore 149555).


-----------------------------------------------------------------------------------------------------------------
  Name and Business Address       Position with Reporting         Present Principal            Citizenship
          Address                         Person                    Occupation or
                                                                     Employment
-----------------------------------------------------------------------------------------------------------------
Grande N.A.K.S. Ltd             Director of  S&T             Not applicable               Incorporated in British
                                International Distribution                                Virgin Islands
                                Limited and Controlling
                                Shareholder
-----------------------------------------------------------------------------------------------------------------



      Set forth below is the name, business address, present principal occupation or employment and citizenship of each director, executive officer and controlling person of GGL. The principal address of each individual listed below, unless otherwise indicated below, is the current business address for GGL (8 Commonwealth Lane, The Grande Building, Singapore 149555).


-----------------------------------------------------------------------------------------------------------------
  Name and Business             Position with Reporting         Present Principal               Citizenship
      Address                          Person                     Occupation or
                                                                    Employment
-----------------------------------------------------------------------------------------------------------------
The Grande Holdings Limited     Controlling Shareholder      N/A                          Bermuda
-----------------------------------------------------------------------------------------------------------------
Ruby Lee Yen Kee                Director of Grande Group     Group Executive              Singaporean
                                Ltd.
-----------------------------------------------------------------------------------------------------------------
Manjit Singh Gill               Director of Grande Group     Group Executive              Singaporean
                                Ltd.
-----------------------------------------------------------------------------------------------------------------


                                   Exhibit 1

                            JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D/A dated February 7, 2007 (including amendments thereto) with respect to the Common Stock of Emerson Radio Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: February 7, 2007


/s/ Christopher Ho Wing On
----------------------------------------
CHRISTOPHER HO WING ON


THE GRANDE HOLDINGS LIMITED


    By:   /s/ Christopher Ho Wing On
---------------------------------------
Name:   Christopher Ho Wing On
Title:  Director



THE GRANDE GROUP LIMITED


   By:  /s/ Ruby Lee Yen Kee
------------------------------
Name:   Ruby Lee Yen Kee
Title:  Director



GRANDE N.A.K.S. LTD


   By:  /s/ Christopher Ho Wing On
------------------------------------
Name:   Christopher Ho Wing On
Title:  Director


S&T INTERNATIONAL DISTRIBUTION LTD.


   By:  /s/ Grande N.A.K.S. Ltd. by Christopher Ho Wing On
-----------------------------------
Name:   Grande N.A.K.S. Ltd.
Title:  Director


                                      16